                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              Whitewing Labs, Inc.
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                                (Name of Issuer)



                          Common Stock, $.001 par value
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                         (Title of Class of Securities)



                                   966245 10 2
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                                 (CUSIP Number)


                              Andrew T. Libby, Jr.
                     15455 San Fernando Mission Blvd., #105
                            Mission Hills, California
                                      91345

                                 with a copy to:

                            Lawrence P. Schnapp, Esq.
                      Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                          Los Angeles, California 90067
                                 (310) 789-1259
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 16, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                          Page 2

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CUSIP NO. 966245 10 2                                         Page 3 of 7 Pages
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   1      Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)
          W-Net, Inc.
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   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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   3      SEC USE ONLY
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   4      Source of Funds (See Instructions)
          WC
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   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]
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   6      Citizenship or Place of Organization
          California
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                            7     Sole Voting Power
                                  3,468,000
           Number of        ----------------------------------------------------
             Shares         8     Shared Voting Power
          Beneficially            0
         Owned by Each      ----------------------------------------------------
           Reporting        9     Sole Dispositive Power
          Person with             3,468,000
                            ----------------------------------------------------
                            10    Shared Dispositive Power
                                  0
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   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,468,000
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   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                          [ ]
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          Percent of Class Represented
   13     by Amount in Row (11)
          51.0%
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   14     Type of Reporting Person (See Instructions)
          CO
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
ITEM 1.  SECURITY AND ISSUER.

        This statement relates to the common stock, $.001 par value ("Whitewing Common Stock"), of Whitewing Labs, Inc., a Delaware corporation ("Whitewing Labs"). The principal executive offices of Whitewing Labs is located at 15455 San Fernando Blvd., #105, Mission Hills, CA 91345.

ITEM 2.  IDENTITY AND BACKGROUND.

        Items (a)-(c), (f). This statement ("Statement")is being filed by W-Net, Inc., a California corporation ("Reporting Person").

        W-Net, Inc., has its principal executive offices at 13743 Ventura Blvd., Suite 200, Sherman Oaks, California 91423. W-Net, Inc. is a California corporation principally engaged in the business of consulting.

        The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A and Annex A is incorporated herein by reference.

        Items (d)-(e). Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person acquired Whitewing Common Stock with two hundred seventy-five dollars ($275,000) of its working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        The Reporting Person has acquired the Whitewing Common Stock beneficially owned by it for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Whitewing Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors

        Items (a)-(c).  Not Applicable.


        Item (d). In connection with the Reporting Person's purchase of the Whitewing Common Stock, the composition of the Board of Directors of Whitewing Labs has changed. Accordingly, the current Board of Directors consists of the following five members: Cynthia Kolke, William D. Fox, Andrew T. Libby, Jr., John Pettro and David Eisenstein.

        Items (e)-(j).  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Items (a)-(c). W-Net, Inc., beneficially owns 3,468,000 shares of Whitewing Common Stock, of which it is the record owner. This represents 51% of the outstanding Whitewing Common Stock. W-Net, Inc., has sole dispositive voting power over such stock.

               The percentage of ownership reported above is based upon the 6,800,443 shares of Common Stock stated by Whitewing Labs to be outstanding in its most recently available filing with the Securities and Exchange Commission.



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        Except as described herein, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any person listed in Annex A beneficially owns, or has acquired or disposed of, any shares of Whitewing Common Stock during the past 60 days.

        Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.



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
                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   November 26, 01

                                    W-Net, Inc.


                                    By: /s/ David Weiner
                                        ----------------------------------------
                                    Name: David Weiner
                                    Title: President and Secretary
                                    Dated: 11/26/01



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                                                                         ANNEX A

                 DIRECTORS AND EXECUTIVE OFFICERS OF W-Net, Inc.

        The names and present principal occupations of the directors and executive officers of W-Net, Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                   Principal Occupation or
Name                  Office                       Employment and Address
----                  ------                       ------------------------
David Weiner          President & Secretary        13743 Ventura Blvd., Suite 200
                                                   Sherman Oaks, CA 91423


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